UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                      COMPASS MINERALS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   20451N101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 20451N101                  13G                      Page 2 of 3 Pages


Schedule 13G Additional Information

Item #
1.  (a)  Name of Issuer: COMPASS MINERALS INTERNATIONAL, INC.

    (b)  Address of Issuer's Principal Executive Offices:
         9900 W. 109th Street
         Suite 100
         Overland Park, KS 66210
         James D. Standen

2.  (a)  Name of Person Filing:
         SAMUEL R. SHAPIRO, SHAPIRO CAPITAL MANAGEMENT LLC

    (b)  Address of Principal Business Office for Each of the Above:
         3060 PEACHTREE ROAD,  SUITE 1555 N.W., ATLANTA, GEORGIA 30305

    (c)  Citizenship:
         SAMUEL R. SHAPIRO -- U.S. CITIZEN
         SHAPIRO CAPITAL MANAGEMENT LLC -- Delaware Limited Liability Company

    (d)  Title of  Class of  Securities:
         COMMON STOCK, $0.01 PAR VALUE

    (e)  CUSIP Number:
         20451N101

3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:
    IA

4. Ownership:
    (a) Amount Beneficially Owned:                                    1,655,479
    (b) Percent of Class:                                                  4.88%

    (c) Number of shares as to which such person has:
        (i)   sole power to vote or to direct the vote                1,456,457
        (ii)  shared power to vote or to direct the vote                199,022
        (iii) sole power to dispose or to direct the disposition of   1,655,479
        (iv)  shared power to dispose or to direct the disposition of         0

Cusip No. 20451N101                   13G                      Page 3 of 3 Pages


5.  Ownership of Five Percent or Less of a Class:
    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. /X/

6.  This Schedule l3G is also being filed by Shapiro Capital Management LLC,
    (SCM) an investment adviser under the Investment Advisers Act of 1940, which is deemed to be the beneficial owner of 1,655,479 representing 4.88% of the Issuer's outstanding shares. One or more of Shapiro Capital Management LLC's advisory clients is the legal owner of the securities covered by this statement. Pursuant to the investment advisory agreements with its clients, Shapiro Capital Management LLC has the authority to direct the investments of its advisory clients, and consequently to authorize the disposition of the Issuer's shares. SCM's clients have the right to receive dividends and proceeds from sales from the securities which it manages, however, no such client has as interest relating to more that five percent of the class to which this Schedule 13G applies.

7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
    N/A

8.  Identification and Classification of Members of the Group:
    N/A

9.  Notice of Dissolution of  Group:
    N/A

10. Certification:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


BY:     Shapiro Capital Management LLC

DATE:   June 30, 2020

NAME:   Samuel R. Shapiro

TITLE:  Chairman